Exhibit 99.2

Santiago, Chile, April 11, 2023
GG/86/2023

Mrs.
Solange Berstein Jauregui
Chairwoman
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449
Present

Ref.: Material Event Notice. Placement of Bonds in the local market.

Mrs. President,

In accordance with the provisions of article 9 and 10 of Law No. 18,045 on the Securities Market, as provided in Chapter 18-10 of the Updated Compilation of Regulations of the Commission for the Financial Market (“CMF”) and the provisions of 5.1.7 of Section IV of General Rule No. 30 of the CMF, we inform you that, on this date, the settlement and placement of Banco Itaú Chile dematerialized and bearer bonds in the local market, charged to the Line of Bonds registered in the Securities Registry of the CMF, under No. 3/2022.

The specific conditions of placement were as follows:

- Series “DP” Bonds, Code BITADP0222, for a total amount of UF 1,500,000 (Unidades de Fomento), collecting the sum of CLP $ 51,198,697,758.- with a maturity date of August 9, 2034, at an average placement rate of 2.68%.

Sincerely,

Gabriel Amado de Moura

CEO

BANCO ITAÚ CHILE